Filed by Eagle Bancorp Montana, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: First Community Bancorp, Inc.

File No.: 333-261611

Date: January 11, 2022

January 11, 2022

Dear Eagle Bancorp Montana Shareholder:

We recently mailed you proxy materials in connection with our upcoming Special Meeting of Shareholders to be held on January 26, 2022. According to our records, we have not yet received your vote.

At the special meeting you will be asked to consider the Proposed Merger of Eagle Bancorp Montana, Inc. (“Eagle”) with First Community Bancorp, Inc. (“FCB”) pursuant to which Eagle will, upon the terms and subject to the conditions set forth in the merger agreement, acquire FCB in a cash and stock acquisition. The acquisition will create a diversified community-focused banking franchise with approximately $1.7 billion in assets and a network of 32 branches throughout Montana.

Your board of directors unanimously recommends that Eagle shareholders vote ‘‘FOR’’ each of the proposals to be considered at the meeting.

Your vote is very important, regardless of the number of shares you own.

Please take a moment to vote your shares by either voting on the internet, over the telephone or returning your proxy card in the envelope provided as instructed in your proxy materials.

Failure to vote your shares has the same effect as voting against the merger.

Please disregard this letter if you have already voted your shares.

Thank you for your cooperation and support.

If you have any questions or require any assistance with voting your shares, please contact Eagle’s proxy solicitor listed below:

1407 Broadway New York, NY 10018

(212) 929-5500

Toll-Free: (800) 322-2885

Email: proxy@mackenziepartners.com

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with FCB, Eagle has filed with the SEC a registration statement on Form S-4 to register the shares of Eagle’s common stock to be issued in connection with the merger, as amended on December 21, 2021. The registration statement was declared effective by the SEC on December 22, 2021. The registration statement includes a joint proxy statement/prospectus. Eagle and FCB commenced mailing the definitive joint proxy statement/prospectus to shareholders on or about December 23, 2021.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT EAGLE, FCB, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Eagle at its website, www.opportunitybank.com. Documents filed with the SEC by Eagle will be available free of charge by accessing Eagle’s website at www.opportunitybank.com under the tab “About Us” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to Eagle Bancorp Montana, Inc., 1400 Prospect Avenue, Helena, Montana 59601, (406) 442-3080.

Participants in the Solicitation

Eagle, FCB and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Eagle and FCB in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus regarding the proposed transaction and will be included in other relevant materials to be filed with the SEC when they become available. Additional information about Eagle, and its directors and executive officers, may be found in the definitive proxy statement of Eagle relating to its 2021 Annual Meeting of Shareholders filed with the SEC on March 10, 2021, and other documents filed by Eagle with the SEC. These documents can be obtained free of charge from the sources described above.